UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

February 6, 2024

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have been made a conditional award of performance shares of Shell plc under the Long Term Incentive Plan (“LTIP”), subject to performance conditions determined by the Remuneration Committee and Remuneration Committee discretion, as set out below.

PDMR	Date Acquired	Share Type	Number of shares awarded
Wael Sawan	02 February 2024	SHEL (LSE)	169,937
Sinead Gorman	02 February 2024	SHEL (LSE)	101,051
Philippa Bounds	02 February 2024	SHEL (LSE)	36,298
Robertus Mooldijk	02 February 2024	SHELL (AMS)	46,463
Rachel Solway	02 February 2024	SHEL (LSE)	36,415
Huibert Vigeveno	02 February 2024	SHELL (AMS)	64,229
Zoe Yujnovich	02 February 2024	SHELL (AMS)	62,194

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	24.72
Volume	169,937
Total	4,199,992.96
Aggregated information
Volume	169,937
Price	24.72
Total	4,199,992.96
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	24.72
Volume	101,051
Total	2,497,475.47
Aggregated information
Volume	101,051
Price	24.72
Total	2,497,475.47
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	24.72
Volume	36,298
Total	897,105.07
Aggregated information
Volume	36,298
Price	24.72
Total	897,105.07
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robertus
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	29.27
Volume	46,463
Total	1,359,972.01
Aggregated information
Volume	46,463
Price	29.27
Total	1,359,972.01
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	24.72
Volume	36,415
Total	899,996.73
Aggregated information
Volume	36,415
Price	24.72
Total	899,996.73
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	29.27
Volume	64,229
Total	1,879,982.83
Aggregated information
Volume	64,229
Price	29.27
Total	1,879,982.83
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Integrated Gas & Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	29.27
Volume	62,194
Total	1,820,418.38
Aggregated information
Volume	62,194
Price	29.27
Total	1,820,418.38
Date of transaction	02/02/2024
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 6, 2024	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary